Delaware

The First State

    I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "MONDO ACQUISITION VI, INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF JUNE, A.D. 2010, AT 4:41 O'CLOCK P.M.

    A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4588395   8100

100659395

AUTHENTICATION: 8056268

DATE: 06-16-10



State of Delaware
Secretary of State
Division of Corporations
Delivered 04:46 PM 06/15/2010
FILED 04:41 PM 06/15/2010
SRV 100659395 - 4588395 FILE

Certificate of Amendment
of
Certificate of Incorporation
of
Mondo Acquisition VI, Inc.

Under Section 242 of the Delaware General Corporation Law

Mondo Acquisition VI, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation") hereby certifies as follows:

1. The Certificate of Incorporation of the Corporation is hereby amended by changing Article FOURTH, so that, as amended, said Article FOURTH shall be and read as follows:

FOURTH: The total authorized capital stock of the Corporation shall be 100,000,000 shares consisting of 90,000,000 shares of Common Stock, par value $0.001 per share and 10,000,000 shares of Preferred Stock, par value $0.001 per share. The Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the Board of Directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the Board of Directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications; limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the Board of Directors.

2. The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate this 15th day of June, 2010.

Thomas A. Rose
President